                              OFFER TO PURCHASE FOR CASH

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                                          OF
                     COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                                          AT
                                 $75,000 NET PER UNIT
                                          BY

                                 PALM INVESTORS, LLC

     ----------------------------------------------------------------------
        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT
                        12:00 MIDNIGHT, EASTERN TIME, ON
                   MAY 14, 1999, UNLESS THE OFFER IS EXTENDED.
     ----------------------------------------------------------------------

     Palm Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Palm"), hereby offers to purchase up to 25 Units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action, derivative action or any other types of lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $75,000 net per Unit, without interest, and less the amount of any cash distributions declared or paid, including any return of capital made in cash with respect to the Units after April 13, 1999 and prior to the Expiration Date (as hereinafter defined) but excluding the $1,500 distribution to be made by the Partnershpi in April/May, 1999 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 25 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 1.7% of the Units outstanding as of the date of the Offer.


THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 25 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 25 OF THE TENDERED UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER--SECTION 13. CERTAIN CONDITIONS OF THE OFFER."

     A HOLDER OF UNITS ("UNIT HOLDER") MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

             FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                                  Arlen Capital, LLC
                                    1-800-891-4105
                                                                  April 13, 1999

                                   IMPORTANT

     Any Unit Holder desiring to tender any or all of his/her Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver a fully executed original of the Agreement of Sale along with any other required documents to the Purchaser at the address set forth on the back cover of this Offer to Purchase, or request his/her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction on their behalf.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO ARLEN CAPITAL, LLC (THE "DEPOSITORY") BY CALLING THE TOLL-FREE INFORMATION LINE: 1-800-891-4105.

           ----------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                           [INTENTIONALLY LEFT BLANK]

                                  TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
OFFER TO PURCHASE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
Section 1.  Terms of the Offer.. . . . . . . . . . . . . . . . . . . . . . . . . . .5
Section 2.  Proration; Acceptance for Payment and Payment for Units. . . . . . . . .5
Section 3.  Procedures for Tendering Units.. . . . . . . . . . . . . . . . . . . . .7
            Valid Tender . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
            Backup Federal Income Tax Withholding. . . . . . . . . . . . . . . . . .7
            Tenders by Beneficial Holders. . . . . . . . . . . . . . . . . . . . . .8
            Signature Guarantees . . . . . . . . . . . . . . . . . . . . . . . . . .8
            Appraisal Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
            Other Requirements . . . . . . . . . . . . . . . . . . . . . . . . . . .8
            Determination of Validity; Rejection of Units; Waiver of Defects;
            No Obligation to Give Notice of Defects. . . . . . . . . . . . . . . . .9
Section 4.  Withdrawal Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .9
Section 5.  Extension of Tender Period; Termination; Amendment . . . . . . . . . . 10
Section 6.  Certain Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . 10
Section 7.  Purpose and Effects of the Offer.. . . . . . . . . . . . . . . . . . . 13
            Purpose of the Offer . . . . . . . . . . . . . . . . . . . . . . . . . 13
            Effect on Trading Market and Price Range of the Units. . . . . . . . . 14
Section 8.  Future Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Section 9.  Past Contacts and Negotiations With General Partner. . . . . . . . . . 16
Section 10. Certain Information Concerning the Business of the Partnership and
            Related Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
            Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
            Distributions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Section 11. Certain Information Concerning the Purchaser . . . . . . . . . . . . . 21
Section 12. Source of Funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . 22



Section 13. Certain Conditions of the Offer. . . . . . . . . . . . . . . . . . . . 22
Section 14. Certain Legal Matters and Required Regulatory Approvals. . . . . . . . 25
            General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
            Antitrust. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
            State Takeover Laws. . . . . . . . . . . . . . . . . . . . . . . . . . 25
Section 15. Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . 26
Section 16. Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
SCHEDULE 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .S-1-1
SCHEDULE 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .S-2-1


To the Holders of Units of Limited Partnership Interests of Courtyard by Marriott II Limited Partnership

                                     INTRODUCTION

     Palm Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Palm"), hereby offers to purchase up to 25 Units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action, derivative action or any other types of lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") of Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $75,000 net per Unit, without interest, less the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units after April 13, 1999 and prior to the Expiration Date (as hereinafter defined) but excluding the $1,500 distribution to be made by the Partnershp in April/May, 1999 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Sale (which together constitute the "Offer"). The 25 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 1.71% of the Units outstanding as of the date of the Offer.

We encourage you to consider the following factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- Unit Holders should note that the most recent reported trading activity in the Units occurred from January 1, 1999 to February 28, 1999. The average weighted price for Units reported in the limited and sporadic secondary market during the two month period was $70,000 encompassing two Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a one Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of the net proceeds to the seller of approximately $3,500 to approximately $5,600).

- The Purchaser is not using an independent Depository to process the Offer, but is using its Manager, Arlen Capital, LLC ("Arlen") as such. There is, therefore, a conflict of interest between Arlen's duties as Depository and Arlen's duties as the Manager of the Purchaser. Arlen has committed that it will, if faced with any such conflict, act in the best interests of the selling Unit Holders. Arlen will also have possession of the selling Unit Holders Agreements of Sale, which it has agreed to hold for the benefit of the selling Unit Holders until the sale of Units represented by such Agreements of Sale has been completed.

- The Purchaser is making the Offer with a view towards making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $75,000 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- There is currently no established public trading market for the Units and it is not anticipated that a public trading market for the Units will develop. (See the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K")). Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis. Although there are some limited resale mechanisms available to the Unit Holders wishing to sell their Units, there is no formal or organized trading market for the Units.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

     If you wish to sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Agreement of Sale. All you need to do is complete the Agreement of Sale in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed and return it to the Purchaser, in the pre-addressed return envelope. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Sale. Errors will delay and possibly prevent acceptance of your tender of the Units.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the expected liquidation of the Partnership's assets. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; (iv) the consolidation of the Partnership into a publicly traded entity; or (v) sale of the Units.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 25 Units, are validly tendered and not withdrawn, the Purchaser will accept up to 25 of the tendered Units for purchase on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section
13. Certain Conditions of the Offer." The Purchaser expressly reserves the right to terminate the Offer at anytime and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's Electronic Data Gathering and Retrieval System (EDGAR), at its internet website at www.sec.gov.com and may be inspected at the public reference facilities maintained by the Commission at room 1024, Judiciary
Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to the 1998 10-K, there were 1,470 Units issued and outstanding at December 31, 1998, held by approximately 1,480 Unit Holders. The Purchaser currently owns 72.5 Units which is approximately 4.9% of the outstanding Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partner.

     Unit Holders are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units.

                                  OFFER TO PURCHASE

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 25 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on May 14, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.

     Subject to any approval rights of the General Partner under the terms of the Partnership Agreement, the Purchaser reserves the right to transfer or assign, (in whole or in part from time to time), to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer. Any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), to waive any or all of such conditions at any time. If any or all of such conditions have not been satisfied or waived by the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Unit Holders, (iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer.

     The Offer to Purchase and the related Agreement of Sale are being mailed at the Purchaser's expense to Unit Holders or beneficial owners of Units (in case of Individual Retirement Accounts (IRA) and qualified plans).

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If not more than 25 Units are validly tendered and not properly withdrawn prior to the Expiration Date the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 25 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 25 Units so tendered, on a pro rata basis with appropriate adjustments to avoid tenders of fractional Units and purchases that would violate transfer restrictions contained in the Partnership's
Amended and Restated Agreement of Limited Partnership ("Partnership
Agreement").

     In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five to ten business days following the Expiration Date. Subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of Units tendered or to return those Units promptly after termination or withdrawal of the Offer, the Purchaser will not pay for any Units tendered until after the final proration results have been determined.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4 below, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after the Expiration Date and timely receipt by the Purchaser of a properly completed and duly executed Agreement of Sale and any other documents required by the Agreement of Sale.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchaser gives oral or written notice to the Depository of the Purchaser's acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by the deposit of the Purchase Price with the Depository who will act as agent for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering Unit Holders. Under no circumstances will interest be paid on the Purchase Price for any Unit by reason of any delay in making such payment.

     If any tendered Units are not purchased for any reason, the Agreement of Sale with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed, then, without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unit Holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     The Purchaser reserves the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates or direct or indirect subsidiaries of the Purchaser, the right to purchase Units tendered pursuant to the Offer, but no such transfer or assignment will relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by the Purchaser at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit Holder may tender any or all Units owned by such Unit Holder.

     In order for a tendering Unit Holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, on May 14, 1999.

     Although the Purchaser has included a pre-addressed envelope with this Offer for the convenience of Unit Holders, the method of delivery of the Agreement of Sale is at the option and sole risk of the tendering Unit Holder, and the delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price for Units purchased pursuant to the Offer, a tendering Unit Holder must verify such Unit Holder's correct taxpayer identification number or social security number, as applicable, and make certain certifications that the Unit Holder is not subject to backup federal income tax withholding.

     The Unit Holder is required to certify in the Agreement of Sale, under penalties of perjury, that (i) the tax identification number shown on the Agreement of Sale is the Unit Holder's correct taxpayer identification number; and (ii) the Unit Holder is not subject to backup withholding either because the Unit Holder has not been notified by the Internal Revenue Service (the "IRS") that the Unit Holder is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified the Unit Holder that the Unit Holder is no longer subject to backup withholding.

     The Unit Holder is also required to certify in the Agreement of Sale, under penalties of perjury, that the Unit Holder, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Unit Holder understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

     TENDERS BY BENEFICIAL HOLDERS. Tenders of Units made by beneficial holders of Units will be deemed an instruction to brokers, dealers, commercial banks, trust companies, custodian and similar persons or entities whose names, or the names of whose nominees, appear as the registered owner of such Units, to tender such Units on behalf of such beneficial holder. A tender of Units can only be made by the registered owner of such Units.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be Medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as provided in the Agreement of Sale.

     APPRAISAL RIGHTS. Unit Holders will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Unit Holder irrevocably appoints the Purchaser and/or designees of the Purchaser and each of them as such Unit Holder's proxies, with full power of substitution, in the manner set forth in this Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Unit Holder also irrevocably assigns to the Purchaser, and its assigns, all of the right, title and interest, free and clear of all liens and encumbrances of any kind, of such Unit Holder in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Unit Holder's right, title and interest in and to any and all Distributions made by the Partnership after April 13, 1999 and prior to the Expiration Date, but excluding the $1,500 distribution to be made by the Partnership in April/May, 1999, in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such Distribution may be a date prior to April 13, 1999. The Purchaser will seek to be admitted to the Partnership as an Assignee and/or a substitute limited partner upon consummation of the purchase of Unit Holder's Units pursuant to the Offer and it is the intention of the Unit Holder that upon consummation of the purchase of Unit Holder's Units pursuant to the Offer that the Purchaser succeed to the Unit Holder's interest as an assignee and/or a substitute limited partner of the Partnership in such Unit Holder's place.

     By executing an Agreement of Sale as set forth above, a tendering Unit Holder also agrees that notwithstanding any provisions of the Partnership's Partnership Agreement which provide that any transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall be reduced by any Distributions with respect to the Units after April 13, 1999 and prior to the Expiration Date, excluding the $1,500 distribution to be made by the Partnership in April/May, 1999.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser or Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Unit Holder whether or not similar defects or irregularities are waived in the case of other Unit Holders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Sale and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Units tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

     SECTION 4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after June 13, 1999 (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Purchaser may retain tendered Units and such Units may not be withdrawn, except to the extent that the tendering Unit Holder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, with the signature of such person Medallion guaranteed in the same manner as the signature in the Agreement of Sale, the number of Units to be withdrawn, and (if the Agreement of Sale has been delivered) the name of the Unit Holder as set forth in the Agreement of Sale. Withdrawals of Units may not be rescinded.
Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension, (ii) to terminate the Offer, by giving oral or written notice of such termination upon the failure to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay, and
(iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both) by giving oral or written notice of such amendment. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     SECTION 6.  CERTAIN TAX CONSEQUENCES.

     The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, or that may be relevant to Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     CONSEQUENCES TO TENDERING UNIT HOLDER. A Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unit Holder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unit Holder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unit Holder's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Unit Holder with respect to such Us, and distributions to a Unit Holder. In this regard, tendering Unit Holders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

     Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

     A portion of Unit Holder's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. Such portion will be determined by allocating a Unit Holder's amount realized for a Unit between amounts received in exchange for all or a part of the Unit Holder's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items.
Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Unit Holders amount realized that is allocable to Section 751 items and the portion of the Unit Holder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Unit Holder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unit Holder as a capital asset.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of such person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Unit Holder is subject to these restrictions and has unused passive losses from prior years, such losses will generally become available upon a sale of Units, provided the Unit Holders sells all of his or her Units. If a Unit Holder does not sell all of his or her Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unit Holder sell his or her remaining Units.

     Gain realized by a foreign Unit Holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit Holder form the Purchase Price payable to such Unit Holder unless the Unit Holder properly completes and signs the Agreement of Sale certifying the accuracy of the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person. Amounts withheld are creditable against a foreign Unit Holder's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

     A Unit Holder who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unit Holder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

     CONSEQUENCES TO A NON-TENDERING UNIT HOLDER. The Purchaser anticipates that a Unit Holder who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

     SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes only (See Section 8 -- "Future Plans") with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the remaining assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; (iv) the consolidation of the Partnership into a publicly traded entity; or (v) sale of the Units.

     The Purchaser established the Purchase Price of $75,000 per Unit based on a number of factors, including (i) the prices of recent secondary market resales of the Units; (ii) the illiquid nature of the investment; and (iii) the costs to the Purchaser associated with acquiring the Units ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Purchase Price to the

Seller's and no representation is made as to such fairness. The Purchaser urges those Unit Holders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g., tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the 1998 10-K and other public reports, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

     In determining their estimated value of the Units, the Purchaser first calculated the estimated current net operating income in accordance with the Partnership's financial statements. Then, in consideration of the Factors discussed above, the Purchaser determined the appropriate capitalization rate for the Partnership's net operating income. The resulting net asset value of the Partnership's properties was added to the Partnership's net current assets and the Partnership's total estimated asset value was then reduced by the Purchaser's estimate of the hypothetical costs to liquidate the portfolio plus the Purchaser's estimated acquisition and transfer costs.

     Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership.

     RESTRICTIONS ON TRANSFER. The Partnership Agreement generally restricts the transfer or assignment of a Unit as follows: (a) the Unit is not transferred on the first day of an Accounting Period (generally a four week period), (b) the transfer would cause a termination of the Partnership for tax purposes under
Section 708 of the Code, (c) the transfer does not comply with federal or state securities laws, (d) the transfer would result in the holding of a fraction of a Unit (other than a one-half Unit), (e) the transfer would result in the Partnership being taxed as a corporation and not as a partnership, (f) the transfer would result in the Partnership not being able to obtain a liquor license for one of its Hotels or (g) the transfer would cause the Partnership assets to be characterized as "plan assets" as defined by the Department of Labor Regulations. The foregoing are hereafter referred to as the "Transfer Restrictions."

     In determining the number of Units for which the Offer is made (representing approximately 1.7% of the outstanding Units), the Purchaser took these restrictions into account and has conditioned the Offer on not violating such restrictions. See "Tender Offer--Section 13. Certain Conditions of the Offer."

     EFFECT ON TRADING MARKET AND PRICE RANGE OF THE UNITS. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unit Holders. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is a limited trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units.

     The Partnership disclosed in its 1998 10-K that there is currently no established public trading market for the Units, and it is not anticipated that a public trading market for the Units will develop.

     The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. Currently, there are approximately 1,480 Unit Holders. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, after that purchase the Units will be held of record by substantially more than 300 persons.

     Partnership Spectrum, a third party publication reported that during the period January 1, 1999 through Februray 28, 1999 that trades at an average weighted price of $70,000 per Unit, encompassing two Units, took place. Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a one Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of net proceeds to the seller of approximately $3,500 to approximately $5,600).

     The successful purchase of 1.7% of the outstanding Units by the Purchaser will cause the Purchaser to own approximately 6.64% of the outstanding Units. The Purchaser may then be a position to exert a strong influence upon the General Partner and the operation of the Partnership.

     SECTION 8. FUTURE PLANS. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes only, has no current intentions to change current management or operations of the Partnership and has no current plans for any extraordinary transactions involving the Partnership.

     The Purchaser believes that current market conditions are such that a sale of the

Partnership's properties or a consolidation of the Partnership or its properties with one or more public entities would be in the best interests of the Unit Holders. Purchaser has sought to encourage the Partnership to have the Partnership's properties sold, or combine with a public entity or form a public entity. See Section 9 ("Past Contacts and Negotiations with General Partner").

     The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers or by any other means deemed advisable. Such future purchases will also be for investment purposes only and may be at prices higher or lower than the Purchase Price.


     SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH GENERAL PARTNER.

     Purchaser first requested the list of Limited Partners of the Partnership in mid-1998, and received the list of Limited Partners from the Partnership in a timely manner. From mid-1998 to June 1998 Purchaser has had continuous discussions by telephone, letter, and memorandum with the Partnership and its General Partner regarding matters pertaining to the transfer of Units from sellers to Purchaser.

     Purchaser, pursuant to four separate limited tender offers, acquired a total of 71.5 Units, which is approximately 4.9% of the issued and outstanding Units of the Partnership. On December 3, 1997, Purchaser commenced the first limited tender offer for 70 Units at a price of $70,000 per Unit, pursuant to which Purchaser acquired 14.5 Units, which offer expired on January 16, 1998. On January 23, 1998, Purchaser commenced a second limited tender offer for an additional 50 Units at a purchase price of $71,000 per Unit, pursuant to which Purchaser acquired three Units, which offer expired on February 20, 1998. Purchaser commenced a third limited tender offer on February 5, 1998 for an additional 55 Units at a purchase price of $85,000 per Unit, pursuant to which Purchaser acquired 37 Units, which offer expired on March 6, 1998. On August 12, 1998, Purchaser commenced its fourth limited tender offer for an additional 18 Units at a purchase price of $100,000 per Unit, pursuant to which Purchaser acquired 17 Units, which offer expired on September 11, 1998.

     Members of the Purchaser met with executives of the Partnership and the Host Marriott Corporation ("Host Marriott") on January 22, 1998 and February 26, 1998, and had several telephone conversations to discuss the Partnership's proposed consolidation of six limited partnerships, including the Partnership, into a Real Estate Investment Trust (REIT) sponsored by Host Marriott. The proposed consolidation was terminated by the Partnership.

     On or about May 8, 1998, the Purchaser had a telephone conversation with the

Partnership and reviewed (i) certain administrative matters concerning Purchaser's past and possible future tender offers; and (ii) costs of the present class action lawsuit and how to minimize the costs of such lawsuit and (iii) whether the Partnership had any additional information regarding the matter of the consolidation of the Partnership into a REIT or a similar transaction involving combining the Partnership assets, other than that information that the Partnership had reported in its letter to all Limited Partners dated April 16, 1998; the Partnership indicated that it had nothing definitive to report regarding the consolidation other than the information
reported in the April 16, 1998 letter.   On October 1, 1998, the proposed
consolidation was terminated by the Partnership.

     In December 1998, the Purchaser introduced the General Partner to a potential purchaser of the Partnership Properties. Recent conversations with the General Partner indicate that, although no action has been taken, both parties are still showing preliminary interest.

     On February 24, 1999, the Purchaser and another Unit Holder met with the General Partner to discuss the disposition of the Hotels and/or the possible consolidation of the Partnership with an affiliated Partnership, Courtyard by Marriott Limited Partnership into a publicly traded entity listed on the New York Stock Exchange. The Purchaser prepared and presented to the Partnership a financial analysis, based on publicly available information, regarding the consolidation and/or sale of the Hotels.

     Although the General Partner indicated that the consolidation was certain worth considering, it was estimated it would take nine to 18 months to obtain regulatory approval and complete the consolidation. The General Partner indicated that before starting that process there may be an opportunity to sell the Hotels. It was agreed to defer the discussion of a consolidation into a public entity for 90 days while the General Partner evaluated whether there were any potential buyers of the Hotels.

     At the February 24, 1999 meeting, the various class action and mass action lawsuits in which the Partnership and the General Partner are defendants were reviewed. The Purchaser advised the General Partner that it intended to commence a derivative lawsuit against the General Partner. The parties mutually agreed to work toward a business settlement of the lawsuit.

     That meeting concluded with the parties agreeing to meet again in early April 1999 to review the General Partner's progress in selling the Hotels and review the possibilities of business solutions to the lawsuits. Purchaser subsequently advised the General Partner that it would not attend the April 1999 meeting.

     LITIGATION. The Partnership and the General Partner are subject to class action and mass action lawsuits for fraud, breach of contract and breach of fiduciary duty. Purchaser, on March 12, 1999, intervened in the class action lawsuit titled WHITEY FORD, ET AL. V. HOST MARRIOTT CORPORATION, ET AL., Case No. 96-CI-08237 285th Judicial District

Court of Bexar County, Texas and in such suit made additional allegations of breach of fiduciary obligations against the General Partner regarding the Partnership's 1993 and 1995 restructuring and refinancing.

     On April 1, 1999, the Purchaser, on behalf of the Partnership, commenced a derivative action titled EQUITY RESOURCES FUND X, ET AL., V. CBM ONE CORPORATION, ET AL., No. 99-CI-04765, 150th Judicial District of Bexas County, Texas, against the General Partner for breach of fiduciary duty regarding the Partnership's Management Agreement with Host Marriott and the Partnership's ground leases with Marriott International, Inc. ("MII") alleging, among other things, that such agreements and leases are not commercially fair and reasonable.

     The Purchaser has in the past had, and will continue to have, contacts with the General Partner with regard to (i) the litigation matters set forth above directly and through its attorneys, and (ii) matters pertaining to transfer of Units.

     SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

     BUSINESS. The following information was extracted from the 1998 10-K filed with the Commission. The Purchaser did not prepare any of the information contained in such reports and extracted in this Offer and the Purchaser makes no representation as to the accuracy or completeness of such information.

     The Partnership was organized on August 31, 1987 under the laws of Delaware. The Partnership is engaged solely in the business of owning and operating hotels. The Partnership's business offices are located at 10400 Fernwood, Bathesda, Maryland 20817.

     The Partnership was formed to acquire and own 70 Courtyard by Marriott hotels (the "Hotels") and the respective fee or leasehold interest in the land on which the Hotels are located. The Hotels are located in 29 states and contain a total of 10,331 guest rooms as of December 31, 1998. The Partnership commenced operations on October 30, 1987 and will terminate on December 31, 2087, unless earlier dissolved.

     The sole general partner of the Partnership is CBM Two, LLC, a Delaware limited lability company (the "General Partner)), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

     The Partnership is engaged solely in the business of owning and operating hotels and therefore is engaged in one industry segment.

     The Hotels are operated as part of the Courtyard by Marriott system, which includes over 343 hotels worldwide in the moderately-priced segment of the U.S. lodging industry. The Hotels are managed by Courtyard Management Corporation (the

"Manager"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"). As part of the refinancing in March 1997, the two Operating Agreements were converted into a single management agreement (the "Management Agreement"). The Management Agreement as restated December 30, 1996. The Manager can extend the Management Agreement for up to 35 successive one year periods. The Hotels have the right to use the Courtyard by Marriott name pursuant to the Management Agreement and, if the Management Agreement is terminated or not renewed, the Partnership would lose that right for all purposes (except as part of the Partnership's name).

     The objective of the Courtyard by Marriott system, including the Hotels, is to provide consistently superior lodging at a fair price with an appealing, friendly and contemporary residential character. Courtyard by Marriott hotels have fewer guest rooms than traditional, full-service hotels, containing approximately 150 guest rooms, including approximately 12 suites, as compared to full-service Marriott hotels which typically contain 350 or more guest rooms.

     Each Courtyard by Marriott hotel is designed around a courtyard area containing a swimming pool (indoor pool in northern climates), walkways, landscaped areas and a gazebo. Each Hotel generally contains a small lobby, a restaurant with seating for approximately 50 guests, a lounge, a hydrotherapy pool, a guest laundry, an exercise room and two small meeting rooms. The hotels do not contain as much public space and related facilities as full-service hotels.

     Courtyard by Marriott hotels are designed for business and vacation travelers who desire high quality accommodations at moderate prices. Most of the Hotels are located in suburban areas near office parks or other commercial activities. Courtyard by Marriott hotels provide large, high quality guest rooms which contain furnishings comparable in quality to hose in full-service Marriott hotels. Each guest room contains a large, efficient work desk, remove control television, a television entertainment package, in-room coffee and tea services and other amenities. Approximately 70% of the guest rooms contain kind-size beds.

DISTRIBUTIONS. The Partnership disclosed in its 1998 10-K, that it made distributions as follows:


     Year Ending        Distributions Per
     December 31              Unit
     -----------              ----
        1996                 $ 7,500

        1997                 $ 9,000

        1998                 $ 6,500


     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the 1998 10-K. More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such report and other documents and all the financial information and related notes contained therein. Such report and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this Offer to Purchase.

                            Selected Financial Information
                  (In Thousands of Dollars, Except Per Unit Amounts)

                              FISCAL YEAR       Fiscal Year      Fiscal Year
                             ENDED 12/31/98    Ended 12/31/97   Ended 12/31/96
                             --------------    --------------   --------------
Revenues                       $284,251           $275,021         $263,707
Net Income                     $ 16,950           $ 15,691         $ 10,541
Net Income per Unit            $ 10,954           $ 10,140         $  6,812



Balance Sheet Data (in          AS OF             As of            As of
thousands):                    12/31/95          12/31/97         12/31/96
                               --------          --------         --------
Total Assets                   $528,340          $536,715         $547,099
Total Liabilities              $552,230          $567,412         $579,040
Total Partners Deficit         ($23,890)         ($30,697)       ($ 31,941)

Units Outstanding                1,470             1,470             1,470


     The foregoing summary is qualified in its entirety by reference to such Report and all of the financial information and related notes contained therein.

     For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Units in the Partnership. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company ("AC"), which is controlled by its two members, Don Augustine and Lynn T. Wells. AC is engaged in financial and business consulting, and making opportunistic investments which include making tender offers on public and private real estate limited partnerships. The Purchaser's and AC's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of AC, see Schedule 1 to this Offer to Purchase. The Purchaser owns 72.5 Units which is approximately 4.94% of the issued and outstanding Units.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $1,875,000 (exclusive of fees and expenses) will be required to purchase 25 Units (approximately 1.7% of the 1,470 Units outstanding), if tendered. The Purchaser is not a public company. The Purchaser will use its cash on hand to purchase the Units. The Offer is not contingent on obtaining financing.

     SECTION 13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules or regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Units promptly after the expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and that the Purchaser will become a registered owner on the books and records of the Partnership, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the purchase contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date any of the following conditions exist:

     (a) the acceptance by the Purchaser of Units tendered and not withdrawn pursuant to the Offer or the transfer of such Units to the Purchaser violates restrictions in the Partnership Agreement which prohibit any transfer of Units which would cause a termination of the Partnership or would cause the Partnership to be taxed as a "publicly traded partnership" under the Internal Revenue Code;

     (b) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser or the Partnership;

     (c) any statute, rule or regulation shall have been proposed, enacted, promulgated or deemed applicable to the Offer, or any action or order shall have been proposed, entered into or taken, by any government, governmental agency, or other regulatory or administrative agency or authority, which, in the reasonable judgment of the Purchaser, might (i) result in a delay in the ability of the Purchaser or render the Purchaser unable, to purchase or pay for some or all of the tendered Units, (ii) make such purchase or payment illegal, or (iii) otherwise adversely affect the Purchaser or the Partnership;

     (d) any change shall have occurred or be threatened in the business, financial condition, results of operations, tax status or prospects of the Partnership which, in the reasonable judgment of the Purchaser, is or may be adverse to the Partnership, or the Purchaser shall have become aware of any facts which, in the reasonable judgment of the Purchaser, have or may have adverse significance with respect to the value of the Units;

     (e) there shall have occurred (i) any general suspension of, or limitation on prices for or trading in, securities in the over-the-counter market or on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (f) a tender or exchange offer for some or all of the Units is made, or publicly proposed to be made or amended, by another person;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any distribution, OTHER THAN IN CASH, on any of its partnership interests, (iv) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, or (v) proposed or effected any amendment to the Partnership's Agreement of Limited Partnership; or

     (h) the failure to occur of any necessary approval or authorization by any Federal or state authorities necessary to consummation of the Purchaser of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

     SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "Offer to Purchase -- Section
13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the offer.

     Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Units pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

     SECTION 15. FEES AND EXPENSES. The Purchaser will pay all expenses of the Offer, including the fees and expenses of Arlen Capital, LLC, the Depository. The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees, if any, will, upon request and prior approval of the Purchaser, be reimbursed by the Purchaser for reasonable and customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

     SECTION 16. MISCELLANEOUS. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will engage one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to make the Offer. The Purchaser has filed with the Commission the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                              Palm Investors, LLC

                                                                  April 13, 1999

                                      SCHEDULE 1

                         INFORMATION REGARDING THE MANAGERS
                                OF ARLEN CAPITAL, LLC

     Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

               Present Principal Occupation or Employment
Name           and Five-Year Employment History
Don Augustine  Member and Manager of Arlen Capital LLC.  President of Arlen
               Capital, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells  Member and Manager of Arlen Capital LLC.  Vice President of Arlen
               Capital, Inc., a California corporation, its predecessor entity since 1989.

     Arlen Capital, LLC and its predecessor entity, Arlen Capital, Inc. ("AC"), have been providing business and financial consulting services since 1989. AC principals have an extensive background in the capital markets, real estate securities, and real estate markets. Commencing in 1996, AC and its affiliates have been in the business of making opportunistic investments, which include a number of tender offers on public and private real estate limited partnerships.

                                      SCHEDULE 2

                COURTYARD BY MARRIOTT HOTELS OWNED BY THE PARTNERSHIP


     The following Schedule of Properties owned by the Partnership was extracted from the Partnership's Annual Report Form 10-K for the year ending December 31, 1998, as filed with the Commission.

                                                        No. of
               Property               Title to Land      Rooms     Opening Date
1.   Birmingham/Homewood, AL       Owned in fee           140        12/21/85
     500 Shades Creek Parkway
     Homewood, AL 35209
2.   Birmingham/Hoover, AL         Leased from Essex      153        08/08/87
     1824 Montgomery               House Condominium
        Highway South              Corp. *
     Hoover, AL 35244
3.   Huntsville, AL                Leased from            149        08/15/87
     4808 University Drive         Marriott
     Huntsville, AL 35816          International, Inc.
4.   Phoenix/Mesa, AZ              Leased from            148        31/19/88
     1221 S. Westward Avenue       Marriott
     Mesa, AZ 85210                International, Inc.
5.   Phoenix/Metrocenter, AZ       Leased from            146        11/29/87
     9631 N. Black Canyon          Marriott
     Phoenix, AZ 85021             International, Inc.
6.   Tucson Airport, AZ            Leased from            149        10/01/88
     2505 E. Executive Drive       Marriott
     Tucson, AZ 85706              International, Inc.
7.   Little Rock, AR               Leased from            149        05/29/88
     10900 Financial Centre        Marriott
        Parkway                    International,
     Little Rock, AR 72211         Inc.
8.   Bakersfield, CA               Leased from            146        02/13/88
     3601 Marriott Drive           Marriott
     Bakersfield, CA 93308         International, Inc.
9.   Cupertino, CA                 Leased from Vallco     149        05/14/88
     10605 N. Wolfe Road           Park, Ltd.
     Cupertino, CA 95014
10.  Foster City, CA               Leased from Essex      147        09/26/87
     550 Shell Blvd.               House Condominium
     Foster City, CA 94404         Corp. *
11.  Fresno, CA                    Leased from            146        09/13/86
     140 E. Shaw Avenue            Richard, Miche,
     Fresno, CA 93710              Aram & Aznive
                                   Erganian
12.  Hacienda Heights, CA          Leased from            150        03/28/90
     1905 Azusa Avenue             Marriott
     Hacienda Heights, CA 91745    International, Inc.



13.  Marin/Larkspur Landing, CA    Leased from Essex      146        07/25/87
     2500 Larkspur Landing Circle  House Condominium
     Larkspur, CA 94939            Corp. *
14.  Palm Springs, CA              Leased from            149        10/08/88
     300 Tahquitz Canyon Way       Marriott
     Palm Springs, CA 92262        International, Inc.
15.  Torrance, CA                  Leased from            149        10/15/88
     2633 West Sepulveda           Marriott
        Boulevard                  International,
     Torrance, CA 90505            Inc.
16.  Boulder, CO                   Leased from            148        08/06/88
     4710 Pearl East Circle        Marriott
     Boulder, CO 80301             International, Inc.
17.  Denver, CO                    Owned in fee           146        08/15/87
     7415 East 41st Avenue
     Denver, CO 80301
18.  Denver/Southeast, CO          Leased from Essex      152        05/30/87
     6566 S. Boston Street         House Condominium
     Englewood, CO 80111           Corp. *
19.  Norwalk, CT                   Leased from Mary       145        07/30/88
     474 Main Avenue               Fabrizio
     Norwalk, CT 06851
20.  Wallinford, CT                Leased from            149        04/21/90
     600 Northrop Road             Marriott
     Wallingford, CT 06492         International, Inc.
21.  Ft. Myers, FL                 Leased from            149        08/27/88
     4455 Metro Parkway            Marriott
     Ft. Myers, FL 33901           International, Inc.
22.  Ft. Lauderdale/               Leased from            149        09/21/88
        Plantation, FL             Marriott
     7780 S.W. 6th Street          International,
     Plantation, FL 33324          Inc.
23.  St. Petersburg, FL            Leased from            149        10/14/89
     3131 Executive Drive          Marriott
     Clearwater, FL 34622          International, Inc.
24.  Tampa/Westshore, FL           Leased from            145        10/27/86
     3805 West Cypress             Hotsinger, Inc.
     Tampa, FL 33607               and Owed in fee
25.  West Palm Beach, FL           Leased from            149        01/14/89
     600 Northpoint Parkway        Marriott
     West Palm Beach, FL 33407     International, Inc.
26.  Atlanta Airport South, GA     Owned in fee           144        06/15/86
     2050 Sullivan Road
     College Park, CA 30337
27.  Atlanta/Gwinnett Mall, CA     Leased from            146        03/19/87
     3550 Venture Parkway          Marriott
     Duluth, CA 30136              International, Inc.
28.  Atlanta/Perimeter Ctr., GA    Leased from Essex      145        12/12/87
     6250 Peachtree-Dunwoody Road  House Condominium
     Atlanta, CA 30328             Corp. *
29.  Atlanta/Roswell, GA           Leased from            154        06/11/88
     1500 Market Boulevard         Roswell Landing
     Roswell, GA 30076             Associates



30.  Arlington Heights-South, IL   Owned in fee           147        12/20/85
     100 W. Algonquin Road
     Arlington Heights, IL 60005
31.  Chicago/Deerfield, IL         Owned in fee           131        01/02/86
     800 Lake Cook Road
     Deerfield, IL 60015
32.  Chicago/Glenview, IL          Leased from            149        07/08/89
     1801 Milwaukee Avenue         Marriott
     Glenview, IL 60025            International, Inc.
33.  Chicago/Highland Park, IL     Leased from            149        06/10/88
     1505 Lake Cook Road           Marriott
     Highland Park, IL 60035       International, Inc.
34.  Chicago/Lincolnshire, IL      Owned in fee           146        07/20/87
     505 Milwaukee Avenue
     Lincolnshire, IL 60069
35.  Chicago/Oakbrook Terrace, IL  Owned in fee           147        05/09/86
     6 TransAm Plaza Drive
     Oakbrook Terrace, IL 90181
36.  Chicago/Waukegan, IL          Leased from            149        05/28/88
     800 Lakehurst Road            Marriott
     Waukegan, IL 60085            International, Inc.
37.  Chicago/Wood Dale, IL         Leased from            149        07/02/88
     900 N. Wood Dale Road         Marriott
     Wood Dale, IL 60191           International, Inc.
38.  Rockford, IL                  Owned in fee           147        04/12/86
     7676 East State Road
     Rockford, IL 61108
39.  Indianapolis/Castleton, IN    Leased from Essex      146        06/06/87
     8670 Allisonville Road        House Condominium
     Indianapolis, IN 46250        Corp. *
40.  Kansas City/Overland          Leased from            149        01/14/89
        Park, KS                   Marriott
     11301 Metcalf Avenue          International,
     Overland Park, KS 66212       Inc.
41.  Lexington/North, KY           Leased from Essex      146        06/04/88
     775 Newtown Court             House Condominium
     Lexington, KY 40511           Corp. *
42.  Annapolis, MD                 Leased from Essex      149        03/04/89
     2559 Riva Road                House
     Annapolis, MD 21401
43.  Silver Spring, MD             Leased from            146        08/06/88
     12521 Prosperity Drive        Marriott
     Silver Spring, MD 20904       International, Inc.
44.  Boston/Andover, MA            Leased from            146        12/03/88
     10 Campanelli Drive           Marriott
     Andover, MA 01810             International, Inc.



45.  Detroit Airport, MI           Leased from            146        12/12/87
     30653 Flynn Drive             Marriott
     Romulus, MA 48174             International, Inc.
46.  Detroit/Livonia, MI           Leased from            148        03/12/88
     17200 N. Laurel Park Drive    Marriott
     Livonia, MI 48152             International, Inc.
47.  Minneapolis Airport, MN       Leased from Essex      146        06/13/87
     1352 Northland Drive          House Condominium
     Mendota Heights, MN 55120     Corp. *
48.  St. Louis/Creve Coeur, MO     Leased from Essex      154        07/22/87
     828 N. New Ballas Road        House Condominium
     Creve Coeur, MO 63146         Corp. *
49.  St. Louis/Westport, MO        Leased from            149        08/20/88
     11888 Westline                Marriott
        Industrial Drive           International,
     St. Louis, MO 63146           Inc.
50.  Lincroft/Red Bank, NJ         Leased from            146        05/28/88
     245 Half Mile Road            Marriott
     Red Bank, NJ 07701            International, Inc.
51.  Poughkeepsie, NY              Leased from            149        06/04/88
     408 South Road                Pizzgalli
     Poughkeepsie, NY              Investment Company
52.  Rye, NY                       Leased from Essex      145        03/19/88
     631 Midland Avenue            House Condominium
     Rye, NY 10580                 Corp. *
53.  Charlotte/South Park, NC      Leased from Queens     149        03/25/89
     6023 Park South Drive         Properties, Inc.
     Charlotte, NC 28210
54.  Raleigh/Cary, NC              Leased from            149        06/25/88
     102 Edinburgh Drive South     Marriott
     Cary, NC 27511                International, Inc.
55.  Dayton Mall, OH               Leased from            146        09/19/87
     100 Prestige Place            Marriott
     Miamisburg, OH 45342          International, Inc.
56.  Toledo, OH                    Leased from            149        04/30/88
     1435 East Mall Drive          Marriott
     Holland, OH 43528             International, Inc.
57.  Oklahoma City Airport, OK     Leased from            149        07/23/88
     4301 Highline Boulevard       Marriott
     Oklahoma City, OK 73108       International, Inc.
58.  Portland-Beaverton, OR        Leased from            149        02/11/89
     8500 S.W. Nimbus Drive        Marriott
     Beaverton, OR 97005           International, Inc.
59.  Philadelphia/Devon, PA        Leased from Three      149        11/19/88
     762 W. Lancaster Avenue       Devon Square
     Wayne, PA 19087               Associates
60.  Columbia, SC                  Leased from            149        01/28/89
     347 Zimalcrest Drive          Marriott
     Columbia, SC 29210            International, Inc.
61.  Greenville, SC                Leased from Essex      146        03/05/88
     70 Orchard Park Drive         House Condominium
     Greenville, SC 29615          Corp. *



62.  Memphis Airport, TN           Leased from Essex      145        07/15/87
     1780 Nonconnah Boulevard      House Condominium
     Memphis, TN 38132             Corp. *
63.  Nashville Airport, TN         Leased from Essex      145        01/23/88
     2508 Elm Hill Pike            House Condominium
     Nashville, TN 37214           Corp. *
64.  Dallas/Northeast, TX          Leased from            149        01/16/88
     1000 South Sherman            Marriott
     Richardson, TX 75081          International, Inc.
65.  Dallas/Plano, TX              Owned in fee           149        05/07/88
     4901 W. Plano Parkway
     Plano, TX 75093
66.  Dallas/Stemmons, TX           Leased from Essex      146        09/12/87
     2383 Stemmons Trail           House Condominium
     Dallas, TX 75220              Corp. *
67.  San Antonio/Downtown, TX      Leased from Essex      149        02/30/90
     600 Santa Rosa South          House Condominium
     San Antonio, TX 78204         Corp. *
68.  Charlottesville, VA           Leased from            150        01/21/89
     638 Hillsdale Drive           Marriott
     Charlottesville, VA 22901     International, Inc.
69.  Manassas, VA                  Leased from            149        03/04/89
     10701 Battleview Parkway      Marriott
     Manassas, VA 22110            International, Inc.
70.  Seattle/Southcenter, WA       Leased from            149        03/11/89
     400 Andover Park West         Marriott
     Tukwila, WA 98188             International, Inc.


* Essex House Condominium Corporation is subsidiary of Marriott International, Inc.

     More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this
Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.

     Any questions or requests for assistance or for delivery of additional copies of this Offer to Purchase or the Agreement of Sale may be directed to the Depository at the telephone number and address set forth below.


                              Arlen Capital, LLC
                              1650 Hotel Circle North, Suite 200
                              San Diego, California  92108
                              Telephone: 1-800-491-4105